Exhibit 12.1

Smithfield Foods, Inc and Subsidiaries

Ratio of Earnings to Fixed Charges

(Dollars in millions)

	April 30, 2000	April 29, 2001	April 28, 2002	April 27, 2003	May 2, 2004	26 Weeks Ended October 26, 2003	26 Weeks Ended October 31, 2004
Earnings:
Income from continuing operations before income taxes	$120.0	$357.3	$303.8	$16.5	$246.8	$74.9	$170.4
Interest expense and amortization of debt costs	71.9	72.8	90.1	90.6	121.3	53.2	60.1
Interest factor of rentals	10.0	12.1	12.1	12.7	17.2	6.5	8.7

Earnings as Adjusted	$202.8	$459.5	$406.5	$117.0	$385.3	$134.6	$239.2

Fixed Charges:
Interest expense	$72.8	$90.1	$90.6	$87.8	$121.3	$53.2	$60.1
Capitalized interest	3.3	2.8	1.8	2.5	1.9	0.7	1.0
Interest factor of rentals	10.0	12.1	12.1	12.7	17.2	6.5	8.7

Fixed Charges	$86.1	$105.0	$104.4	$103.0	$140.4	$60.4	$69.8

Ratio of Earnings to Fixed Charges	2.4x	4.4x	3.9x	1.1x	2.7x	2.2x	3.4x